FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.   0001199476
Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, August 25, 2004, Series 2004-5   333-100675

Name of Person Filing the Document
(If Other than the Registrant)



04041597

PROCESSED

AUG 2 7 2004 *E*

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By: _____
Name: Peter Cerwin
Title: Director

By: _____
Name: Susan Valenti
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Peter Cerwin

Name: Peter Cerwin

Title: Director

By:/s/ Susan Valenti

Name: Susan Valenti

Title: Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Financial Statements	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FINANCIAL STATEMENTS

Financial Guaranty Insurance Company

December 31, 2003
with Report of Independent Auditors

Financial Guaranty Insurance Company

Financial Statements

December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Stockholder
Financial Guaranty Insurance Company

We have audited the accompanying balance sheet of Financial Guaranty Insurance Company (the "Company") as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the periods from December 18, 2003 through December 31, 2003, and from January 1, 2003 through December 17, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Guaranty Insurance Company as of December 31, 2003, and the results of its operations and its cash flows for the periods from December 18, 2003 through December 31, 2003 and from January 1, 2003 through December 17, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
February 20, 2004

Independent Auditors' Report

The Board of Directors and Stockholder
Financial Guaranty Insurance Company:

We have audited the accompanying predecessor basis balance sheet of Financial Guaranty Insurance Company as of December 31, 2002, and the related predecessor basis statements of income, stockholder's equity and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Guaranty Insurance Company as of December 31, 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

New York, New York
February 14, 2003

Financial Guaranty Insurance Company

Balance Sheets

(Dollars in thousands, except per share amounts)

	Successor	Predecessor
	December 31	
	2003	**2002**
Assets		
Fixed maturity securities, at fair value (amortized cost of $2,688,459 in 2003 and $2,744,614 in 2002)	$ 2,691,922	$2,825,472
Short-term investments, at cost, which approximates fair value	14,377	43,144
Total investments	2,706,299	2,868,616
Cash	78,645	7,260
Accrued investment income	32,803	33,077
Receivable for securities sold	170	991
Reinsurance recoverable	8,065	8,371
Other reinsurance receivable	5,295	–
Prepaid reinsurance premiums	123,768	129,958
Deferred policy acquisition costs	2,921	71,350
Receivable from related party	9,759	–
Property and equipment, net of accumulated depreciation of $8,266 in 2002)	–	375
Prepaid expenses and other assets	6,058	7,799
Federal income taxes receivable	126	–
Total assets	$ 2,973,909	$3,127,797
Liabilities and stockholder's equity		
Liabilities:		
Unearned premiums	$ 918,882	$ 683,532
Loss and loss adjustment expenses	40,467	47,868
Ceded reinsurance balances payable	114	2,239
Accounts payable and accrued expenses	19,238	11,858
Obligations under capital lease	6,982	
Payable for securities purchased	–	5,333
Current federal income taxes payable	–	97,477
Deferred federal income tax liability	18,862	90,595
Total liabilities	1,004,545	938,902
Stockholder's equity:		
Common stock, par value $1,500 per share; 10,000 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	1,857,772	383,511
Accumulated other comprehensive income, net of tax	2,059	49,499
Retained earnings	94,533	1,740,885
Total stockholder's equity	1,969,364	2,188,895
Total liabilities and stockholder's equity	$ 2,973,909	$3,127,797

See accompanying notes to financial statements.

Financial Guaranty Insurance Company

Statements of Income

(Dollars in thousands)

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31	
			2002	2001
Revenues:				
Gross premiums written	$ 12,213	$ 248,112	$ 232,579	$ 154,627
Reassumed ceded premiums	6,300	14,300	2,600	3,200
Ceded premiums written	(39)	(14,852)	(29,202)	(21,965)
Net premiums written	18,474	247,560	205,977	135,862
Increase in net unearned premiums	(9,892)	(105,811)	(71,080)	(33,380)
Net premiums earned	8,582	141,749	134,897	102,482
Net investment income	4,269	112,619	119,595	124,992
Net realized gains	—	31,506	68,546	77,043
Other income	44	580	5,309	1,896
Total revenues	12,895	286,454	328,347	306,413
Expenses:				
Loss and loss adjustments expenses	236	(6,757)	501	1,752
Underwriting expenses	7,622	55,780	34,092	27,097
Policy acquisition costs deferred	(2,931)	(23,641)	(14,911)	(11,742)
Amortization of deferred policy acquisition costs	10	15,563	15,261	8,472
Total expenses	4,937	40,945	34,943	25,579
Income before income taxes	7,958	245,509	293,404	280,834
Income tax expense (benefit):				
Current	1,191	55,772	87,203	63,011
Deferred	573	(1,612)	(11,385)	2,555
Income tax expense	1,764	54,160	75,818	65,566
Income before extraordinary item	6,194	191,349	217,586	215,268
Extraordinary gain	13,852	—	—	—
Net income	$ 20,046	$ 191,349	$ 217,586	$ 215,268

See accompanying notes to financial statements.

Financial Guaranty Insurance Company

Statements of Stockholder's Equity

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net of Tax	Retained Earnings	Total
Predecessor					
Balance at January 1, 2001	15,000	$ 383,511	$ 23,120	$ 1,608,031	$ 2,029,662
Net income	—	—	—	215,268	215,268
Other comprehensive loss:					
Change in fixed maturity securities available-for-sale	—	—	(36,940)	—	(36,940)
Change in foreign currency translation adjustment	—	—	(1,112)	—	(1,112)
Total comprehensive income					177,216
Dividend declared	—	—	—	(200,000)	(200,000)
Balance at December 31, 2001	15,000	383,511	(14,932)	1,623,299	2,006,878
Net income	—	—	—	217,586	217,586
Other comprehensive income (loss):					
Change in fixed maturity securities available-for-sale	—	—	67,113	—	67,113
Change in foreign currency translation adjustment	—	—	(2,682)	—	(2,682)
Total comprehensive income					282,017
Dividend declared	—	—	—	(100,000)	(100,000)
Balance at December 31, 2002	15,000	383,511	49,499	1,740,885	2,188,895
Net income	—	—	—	191,349	191,349
Other comprehensive income (loss):					
Change in fixed maturity securities available-for-sale	—	—	(424)	—	(424)
Change in foreign currency translation adjustment	—	—	4,267	—	4,267
Total comprehensive income					195,192
Dividend declared	—	—	—	(284,300)	(284,300)
Balance at December 17, 2003	15,000	383,511	53,342	1,647,934	2,099,787
Successor					
Purchase accounting adjustments	—	1,474,261	(53,342)	(1,573,447)	(152,528)
Net income	—	—	—	20,046	20,046
Other comprehensive income:					
Change in fixed maturity securities available for sale	—	—	2,059	—	2,059
Total comprehensive income					22,105
Balance at December 31, 2003	$15,000	$ 1,857,772	$ 2,059	$ 94,533	$ 1,969,364

See accompanying notes to financial statements.

Financial Guaranty Insurance Company

Statements of Cash Flows

(Dollars in thousands)

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31 2002	2001
Operating activities				
Net income	$ 20,046	$191,349	$217,586	$215,268
Adjustments to reconcile net income to net cash provided by operating activities:				
Extraordinary gain	(13,852)	–	–	–
Amortization of deferred policy acquisition costs	10	15,563	15,261	8,472
Policy acquisition costs deferred	(2,931)	(23,641)	(14,911)	(11,742)
Net realized gains on investments	–	(31,506)	(68,546)	(77,043)
Change in unearned premiums	2,460	86,250	70,741	31,406
Change in loss and loss adjustment expenses	236	(7,644)	(987)	2,148
Depreciation of property and equipment	–	22	53	198
Change in reinsurance recoverable	(104)	410	1,269	(684)
Change in prepaid reinsurance premiums	7,432	19,725	340	1,973
Other reinsurance receivable	(5,295)	–	–	–
Change in federal income taxes receivable	(172)	(2,407)	–	–
Change in receivable from affiliate	(76)	(9,811)	–	–
Change in accrued investment income, and payable, prepaid expenses and other assets	(5,065)	6,292	2,769	5,949
Change in ceded reinsurance balances and accounts payable and accrued expenses	6,485	1,804	(5,867)	4,014
Deferred federal income tax liability	573	(1,612)	(11,385)	2,555
Amortization of fixed maturity securities	693	21,129	12,081	5,320
Change in current federal income taxes payable	–	(97,477)	9,748	10,637
Net cash provided by operating activities	10,440	168,446	228,152	198,471
Investing activities				
Sales and maturities of fixed maturity securities	1,780	1,028,103	2,155,864	2,106,761
Purchases of fixed maturity securities	–	(877,340)	(2,478,839)	(1,989,270)
Purchases, sales, and maturities of short-term investments, net	(12,736)	41,504	212,127	(131,339)
Receivable for securities sold	538	283	(991)	–
Payable for securities purchased	–	(5,333)	(9,334)	14,667
Net cash (used in) provided by investing activities	(10,418)	187,217	(121,173)	819
Financing activities				
Dividends paid	–	(284,300)	(100,000)	(200,000)
Net cash used in financing activities	–	(284,300)	(100,000)	(200,000)
Net increase (decrease) in cash	22	71,363	6,979	(710)
Cash at beginning of year	78,623	7,260	281	991
Cash at end of year	$ 78,645	$ 78,623	$ 7,260	$ 281

See accompanying notes to financial statements.

Financial Guaranty Insurance Company

Notes to Financial Statements

December 31, 2003
(Dollars in Thousands)

1. Business and Organization

Financial Guaranty Insurance Company (the "Company") is an wholly-owned subsidiary of FGIC Corporation (the "Parent"). The Parent was a wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). The Company provides financial guaranty insurance for public finance and structured finance obligations. The Company began insuring public finance obligations in 1984 and structured finance obligations in 1988. The Company's financial strength is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), and "AAA" by Fitch Ratings, Inc. ("Fitch"). The Company is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and, through a branch, in the United Kingdom.

On December 18, 2003, an investor group consisting of The PMI Group, Inc. ("PMI"), affiliates of the Blackstone Group L.P. ("Blackstone"), affiliates of the Cypress Group L.L.C. ("Cypress") and affiliates of CIVC Partners L.P. ("CIVC"), collectively the "Investor Group", completed the acquisition (the "Transaction") of FGIC Corporation from a subsidiary of GE Capital in a transaction valued at approximately $2,200,000. At the closing of the Transaction, the Investor Group, acting through an affiliate, paid GE Capital a cash purchase price of approximately $1,600,000, which was funded by equity investments by the Investor Group and borrowings of approximately $227,300 under a bridge loan facility within an affiliate of Bank of America Corporation. The bridge loan originally was to mature on December 16, 2004; however, the bridge loan was repaid with the proceeds of the Senior Notes issued on January 12, 2004 (see Note 15). In addition, FGIC Corporation paid GE Capital approximately $284,300 in pre-closing dividends and GE Capital retained 2,346 shares of Convertible Preferred Stock (the "Senior Preferred Shares") with an aggregate liquidation preference of $234,600 and approximately 5% of FGIC Corporation's common stock. PMI is the largest stockholder of FGIC Corporation, owning approximately 42% of its common stock at December 31, 2003. Blackstone, Cypress and CIVC own approximately 23%, 23% and 7% of FGIC Corporation's common stock, respectively, at December 31, 2003.

Notes to Financial Statements (continued)

(Dollars in Thousands)

2. Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The accompanying financial statements have been prepared on the basis of GAAP, which differs in certain respects from the accounting practices prescribed or permitted by the New York Department of Insurance (the "Department") (see Note 4).

3. Summary of Significant Accounting Policies

The Company's significant accounting policies are as follows:

a. Investments

The Company classifies all of its fixed maturity securities as available-for-sale, which is recorded on the trade date at fair value. Unrealized gains and losses are recorded as a separate component of accumulated other comprehensive income, net of applicable income taxes. Short-term investments are carried at cost, which approximates fair value.

Bond discounts and premiums are amortized over the remaining term of the securities. Realized gains or losses on the sale of investments are determined based on the specific identification method.

Securities which have been determined to be other-than-temporarily impaired are reduced to realizable value, establishing a new cost basis, with a charge to realized loss at such date.

b. Premium Revenue Recognition

Premiums are received either up-front or over time on an installment basis. The premium collection method is determined at the time the policy is issued. Up-front premiums are paid in full at the inception of the policy and are earned over the period of risk based on total exposure outstanding at any point in time. Installment premiums are collected periodically and premiums are reflected in income pro rata over the period covered by the premium payment. Unearned premiums represent the portion of premiums received that is

3. Summary of Significant Accounting Policies (continued)

applicable to future periods on policies in force. When an obligation insured by the Company has been refunded prior to the end of the expected policy coverage period, any remaining unearned premium is recognized at that time. A refunding occurs when an insured obligation is repaid or fully defeased prior to stated maturing. Ceded premiums are earned in a manner consistent with the underlying policies.

c. Policy Acquisition Costs

Policy acquisition costs include only those expenses that relate directly to premium production. Such costs include compensation of employees involved in marketing, underwriting and policy issuance functions, rating agency fees, state premium taxes and certain other expenses. In determining policy acquisition costs, the Company must estimate and allocate the percentage of its costs and expenses that are attributable to premium production, rather than to other activities. Policy acquisition costs, net of ceding commission income on premiums ceded to reinsurers, are deferred and amortized over the period in which the related premiums are earned. Anticipated loss and loss adjustment expenses and maintenance costs and net investment income are considered in determining the recoverability of acquisition costs.

d. Loss and Loss Adjustment Expenses

Provision for loss and loss adjustment expenses includes principal and interest and other payments due under insured risks at the balance sheet date for which, in management's judgment, the likelihood of future loss is probable and for which the expected losses can be reasonably estimated. Case reserves are established for the net present value of estimated losses on particular insured obligations. These reserves represent an estimate of the present value of the anticipated shortfall, net of reinsurance, between (1) payments on insured obligations plus anticipated loss adjustment expenses and (2) anticipated cash flow from, and proceeds to be received on, sales of any collateral supporting the obligation and/or other anticipated recoveries. As of December 31, 2003 and 2002, discounted case-basis loss and loss adjustment expense reserves were $18,900 and $21,500, respectively. Loss and loss adjustment expenses included amounts discounted at an approximate interest rate of 4.4% in 2003 and 3.4% in 2002. The amount of the discount at December 31, 2003 and 2002 was $3,400 and $4,000, respectively. The discount rate used is based upon the risk-free rate for the average maturity of the applicable bond sector.

3. Summary of Significant Accounting Policies (continued)

In addition to case reserves, the Company establishes reserves to cover those impaired credits on its credit watch list. These reserves are designed to recognize the potential for claims on credits that have migrated to an impaired level where there is an increased probability of default, but that are not presently or imminently in payment default. The methodology for establishing and calculating the watch list reserve relies on a categorization and assessment of the probability of default, and loss severity given default, of the impaired credits on the list. The reserve applies to the group of credits at various stages of impairment, not each individual credit, as is the situation in a case basis reserve. The watch list reserve is adjusted as necessary to reflect changes in the loss expectation inherent in the group of impaired credits. As of December 31, 2003, such reserves were $21,600. Prior to the Transaction, the Company established similar reserves based upon an evaluation of the insured portfolio in light of current economic conditions and other relevant factors. As of December 31, 2002, such reserves were $26,400.

The reserve for loss and loss adjustment expenses is based upon estimates and, in management's opinion, the reserves for loss and loss adjustment expenses are adequate. However, actual results will likely differ from those estimates.

e. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences relate principally to unrealized gains and losses on available-for-sale fixed maturity securities, premium revenue recognition, deferred acquisition costs, discount on loss and loss adjustment reserves and certain loss reserves, alternative minimum tax (AMT) credit carry forwards and profit commission. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial guaranty insurance companies are permitted to deduct from taxable income, subject to certain limitations, amounts added to statutory contingency reserves (see Note 4). The amounts deducted must be included in taxable income upon their release from the reserves. The amounts deducted are allowed as deductions from taxable income only to the extent that U.S. Government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deductions.

3. Summary of Significant Accounting Policies (continued)

f. Property and Equipment

Property and equipment consists of office furniture, fixtures, computer equipment and software and leasehold improvements, which are reported at, cost less accumulated depreciation. Office furniture and fixtures are depreciated straight-line over five years. Leasehold improvements are amortized over their estimated service life or over the life of the lease, whichever is shorter. Computer equipment and software are depreciated over three years. Maintenance and repairs are charged to expense as incurred.

g. Goodwill

Effective January 1, 2002, the FGIC Corporation adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Under SFAS No. 142, goodwill is no longer amortized but rather is tested for impairment at least annually.

In accounting for the acquisition of FGIC Corporation by the Investor Group in 2003, the Company has applied purchase accounting as prescribed by Statement of Financial accounting Standards No. 141 Business Combinations ("SFAS 141") and Securities and Exchange Commission Staff Accounting Bulletin 54. Under this accounting method, the purchase price has been pushed down into the accompanying financial statements, with the difference between the purchase price and the sum of the fair value of tangible and identifiable intangible assets acquired less liabilities assumed resulting in negative goodwill of $27,300 at December 18, 2003. In accordance with SFAS 141 the Company reduced the value assigned to non-financial assets, the remaining negative goodwill of $13,852 was recorded as an extraordinary gain in the consolidated statement of income. In 1989, when FGIC Corporation was acquired by GE Capital, FGIC Corporation did not push down the purchase price and related goodwill to the Company.

As a result of the purchase accounting effective on December 18, 2003, the basis of the assets and liabilities has changed, which necessitates the presentation of Predecessor Company and the Successor Company columns in the Consolidated Balance Sheet, Statements of Income, Shareholders' Equity and Cash Flows.

Notes to Financial Statements (continued)

(Dollars in Thousands)

3. Summary of Significant Accounting Policies (continued)

h. Foreign Currency Translation

The Company has an established foreign branch in the United Kingdom and exposure in France and determined that the functional currencies of these branches are their local currencies. Accordingly, the assets and liabilities of these foreign branches are translated into U.S. dollars at the rates of exchange existing at December 31, 2003 and 2002 and revenues and expenses are translated at average monthly exchange rates. The cumulative translation gain (loss) at December 31, 2003 and 2002 was $0 and $(2,729), respectively, net of tax expense (benefit) of $0 and $(1,470), respectively, and is reported as a separate component of accumulated other comprehensive income in the statement of stockholders' equity.

i. New Accounting Pronouncements

In January 2003, the FASB issued Financial Interpretation Number 46, Consolidation of Variable Interest Entities ("FIN 46"), which the Company adopted on July 1, 2003. FIN 46's consolidation criteria are based upon analysis of risks and rewards, not control, and represent a significant and complex modification of previous accounting principles. FIN 46 represents an accounting change not a change in the underlying economics associated with the transactions, which may be affected by the Interpretation. FIN 46 clarifies the consolidation criteria for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. Variable interest entities that effectively disperse risks will not be consolidated. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a variable interest entity.

As a part of its structured finance business, the Company insures debt obligations or certificates issued by special purposes entities. At December 31, 2003, the Company had $1,021,000 of gross principal outstanding related to insurance contracts issued to commercial paper conduits—variable interest entities under FIN 46—which the Company does not believe requires consolidation but which requires disclosure. With respect to the remainder of the municipal finance and structured finance transactions insured, the Company has evaluated the transactions, and does not believe any such transactions require consolidation or disclosure under FIN 46.

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

4. Statutory Accounting Practices

The financial statements are prepared on the basis of GAAP, which differs in certain respects from accounting practices prescribed or permitted by the Department. The National Association of Insurance Commissioners ("NAIC") approved the codification project ("Codification") effective January 1, 2001 and the Department adopted certain but not all provisions of Codification.

The following are the significant differences between the Company's statutory-basis accounting practices and GAAP:

(a) premiums are earned directly in proportion to the scheduled principal and interest payments rather than in proportion to the total exposure outstanding at any point in time under GAAP;

(b) policy acquisition costs are charged to current operations as incurred rather than as related premiums are earned under GAAP;

(c) a contingency reserve is computed on the basis of statutory requirements for the security of all policyholders, regardless of whether loss contingencies actually exist, whereas under GAAP, a reserve is established based on an ultimate estimate of exposure;

(d) certain assets designated as nonadmitted assets are charged directly against surplus but are reflected as assets under GAAP, if recoverable;

(e) deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carry backs for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state income taxes. Under GAAP, state income taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

4. Statutory Accounting Practices (continued)

(f) purchases of tax and loss bonds are reflected as admitted assets; while under GAAP they are recorded as federal income tax payments;

(g) all fixed income investments are carried at amortized cost rather than at fair value for securities classified as available-for-sale under GAAP;

(h) profit commissions are recognized as received while under GAAP management's best estimate of the Company's ultimate recoverable is accrued; and

(i) case reserves are discounted at the average investment portfolio yield for statutory purposes and at the risk-free rate under GAAP.

Statutory-basis surplus of the Company at December 31, 2003 and 2002 was $1,153,500 and $977,573, respectively. Statutory-basis net income (loss) for the period from December 18, 2003 through December 31, 2003, from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001 was ($1,669), $180,091, $205,476 and $206,893, respectively.

5. Investments

Investments in fixed maturity securities carried at fair value of $3,900 as of December 31, 2003 and 2002 were on deposit with various regulatory authorities as required by law.

The amortized cost and fair values of investments in fixed maturity securities classified as available-for-sale are as follows:

	Successor			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2003:				
Obligations of states and political subdivisions	$ 2,363,870	$ 3,098	$ 538	$2,366,430
Asset and mortgage backed	245,394	630	394	245,630
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	4,280	–	35	4,245
Debt securities issued by foreign governments	44,405	737	–	45,142
Preferred stock	30,510	14	49	30,475
Total	$ 2,688,459	$ 4,479	$ 1,016	$2,691,922

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

5. Investments (continued)

	Predecessor			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2002:				
Obligations of states and political subdivisions	$ 2,141,391	$ 73,155	$ 4,586	$ 2,209,960
Asset and mortgage backed	525,607	10,900	63	536,444
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	3,365	833	–	4,198
Debt securities issued by foreign governments	43,653	1,127	–	44,780
Preferred stock	30,598	7	515	30,090
Total	$ 2,744,614	$ 86,022	$ 5,164	$ 2,825,472

The following table shows gross unrealized losses and fair value of fixed maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Successor					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states and political subdivisions	$ 786,381	$ 538	$ –	$ –	$ 786,381	$ 538
Asset and mortgage backed	209,032	394	–	–	209,032	394
U.S. Treasury securities and obligations of U.S. government corporations and agencies	4,245	35	–	–	4,245	35
Preferred stock	13,450	49	–	–	13,450	49
Total temporarily impaired securities	$ 1,013,108	$ 1,016	$ –	$ –	$ 1,013,108	$ 1,016

5. Investments (continued)

The amortized cost and fair values of investments in fixed maturity securities, available-for-sale at December 31, 2003, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Successor	
	Amortized Cost	Fair Value
Due one year later or less	$ 19,538	$ 19,803
Due after one year through five years	53,164	53,539
Due after five years through ten years	1,050,670	1,052,355
After ten years	1,565,087	1,566,225
Total	$ 2,688,459	$ 2,691,922

For the period from December 18, 2003 through December 31, 2003, January 1, 2003 through December 17, 2003 and the years ended December 31, 2002 and 2001, proceeds from sales of available-for-sale securities were $1,780, $1,023,378, $2,155,829, and $2,106,761, respectively. For the period from January 1, 2003 through December 17, 2003 and the years ended December 31, 2002 and 2001, gross gains of $31,700, $68,600 and $78,400 respectively, and gross losses of $200, $100 and $1,400, respectively, were realized on such sales.

Net investment income of the Company is derived from the following sources:

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31 2002	Year ended December 31 2001
Income from fixed maturity securities	$ 4,294	$ 111,075	$ 113,108	$ 120,162
Income from short-term investments	12	2,326	7,485	5,838
Total investment income	4,306	113,401	120,593	126,000
Investment expenses	(37)	(782)	(998)	(1,008)
Net investment income	$ 4,269	$ 112,619	$ 119,595	$ 124,992

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

5. Investments (continued)

As of December 31, 2003, the Company did not have more than 3% of its investment portfolio concentrated in a single issuer or industry; however, the Company had the following investment concentrations by state:

	Fair Value
New York	$ 258,356
Florida	222,205
Texas	212,768
New Jersey	164,427
Illinois	142,017
California	128,059
Michigan	107,879
Pennsylvania	100,434
Maryland	98,411
Ohio	80,416
	1,514,972
All other states	871,259
All other investments	320,068
	$ 2,706,299

6. Income Taxes

For the period ending on the closing date of the Transaction, the Company files its federal tax return as part of the consolidated return of GE Capital. Under the tax sharing agreement with GE Capital, tax is allocated to the Company based upon its respective contributions to consolidated net income. For the period subsequent to the closing date of the sale transaction, the Company will become eligible to file its own consolidated federal return.

6. Income Taxes (continued)

The Company's effective federal income tax rate is less than the corporate tax rate on ordinary income of 35%, primarily due to tax-exempt interest on municipal investments.

The following is a reconciliation of federal income taxes computed at the statutory rate and the provision for federal income taxes:

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31	
			2002	2001
Income taxes computed on income before provision for Federal income taxes, at the statutory rate	$ 2,785	$ 85,928	$102,691	$ 98,292
Tax effect of:				
Tax-exempt interest	(979)	(26,112)	(26,788)	(32,730)
Other, net	(42)	(5,656)	(85)	4
Provision for income taxes	$ 1,764	$ 54,160	$ 75,818	$ 65,566

Notes to Financial Statements (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2003 and 2002 are presented below:

	Successor	Predecessor
	2003	2002
Deferred tax assets:		
Loss and loss adjustment expense reserves	$ 6,026	$ 7,495
AMT credit carryforward	276	–
Property and equipment	–	656
Foreign currency	–	1,470
Deferred compensation	221	319
Premium revenue recognition	1,129	–
Capital lease	2,444	–
Net operating loss	4,690	–
Other	426	934
Total gross deferred tax assets	15,212	10,874
Deferred tax liabilities:		
Unrealized gains on fixed maturity securities, available-for-sale	29,462	28,123
Deferred acquisition costs	1,022	24,973
Premium revenue recognition	–	45,640
Profit commission	2,108	2,671
Foreign currency	916	–
Other	566	62
Total gross deferred tax liabilities	34,074	101,469
Net deferred tax liability	$ 18,862	$ 90,595

The Company's net operating loss carry forwards of $13,400 expire in 2023. Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and the estimated reversal of future taxable temporary differences, the Company believes it is more likely than not that it will realize the benefits of these deductible differences and has not established a valuation allowance at December 31, 2003 and 2002.

6. Income Taxes (continued)

Total federal income tax payments during the period from December 18, 2003 through December 31, 2003, from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001 were $0, $156,800, $77,500 and $38,300, respectively.

7. Reinsurance

Reinsurance is the commitment by one insurance company (the reinsurer) to reimburse another insurance company (the ceding company) for a specified portion of the insurance risks under policies insured by the ceding company in consideration for a portion of the related premiums received. The ceding company typically will receive a ceding commission from the reinsurer to cover costs of producing business.

The Company uses reinsurance to increase its capacity to write insurance for obligations of large, frequent issuers, to meet internal, rating agency or regulatory single risk limits, to diversify risk and to reduce capital needs. The Company currently arranges reinsurance on only a facultative (transaction by transaction) basis. Prior to 2003, the Company also had treaty reinsurance agreements that provided coverage for a specified portion of the exposure under all qualifying policies issued during the term of the treaty.

The Company seeks to place reinsurance with financially strong reinsurance companies since, as a primary insurer, the Company is required to fulfill all its obligations to policyholders even in cases where reinsurers fail to perform their obligations under the various reinsurance agreements. The Company regularly monitors the financial condition of its reinsurers. Under most of the Company's reinsurance agreements, the Company has the right to reassume all the exposure ceded to a reinsurer (and receive all the remaining unearned premiums ceded) in the event of a significant ratings downgrade of the reinsurer or the occurrence of certain other special cancellation events. In certain of these cases, the Company also has the right to impose additional ceding commissions.

In recent years, a number of the Company's reinsurers have been downgraded by the rating agencies, thereby reducing the financial benefits of using reinsurance under the rating agency capital adequacy models because the Company must allocate additional capital to the related reinsured exposure. The Company still receives statutory credit for this reinsurance. In connection with such a downgrade, the Company reassumed $6,300, $14,300, $2,600 and $3,200, of ceded premiums for the period from December 18, 2003 through December 31, 2003, from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001, respectively, from the reinsurers.

Notes to Financial Statements (continued)

(Dollars in Thousands)

7. Reinsurance (continued)

The Company holds collateral under reinsurance agreements in the form of letters of credit and trust agreements in various amounts with various reinsurers totaling $53,200 at December 31, 2003 that can be drawn on in the event of default by the reinsurer.

The effect of reinsurance on the balances recorded in the consolidated statements of income is as follows:

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31	
			2002	2001
Net premiums earned	$ 1,236	$ 20,300	$ 27,000	$ 20,600
Loss and loss adjustment expenses	$ –	$ 1,700	$ 800	$ 700

8. Loss and Loss Adjustment Expenses

Activity in the reserve for loss and loss adjustment expenses is summarized as follows:

	Successor	Predecessor		
	Period from December 18, 2003 through December 31, 2003	Period from January 1, 2003 through December 17, 2003	Year ended December 31	
			2002	2001
Balance at beginning of period	$ 40,224	$ 47,868	$ 48,855	$ 46,707
Less reinsurance recoverable	(8,058)	(8,371)	(9,640)	(8,956)
Net balance	32,166	39,497	39,215	37,751
Incurred related to:				
Current period	–	5,000	5,074	–
Prior periods	236	(8,337)	3,127	1,752
Watchlist reserves	–	(3,420)	(7,700)	–
Total incurred	236	(6,757)	501	1,752
Paid related to:				
Current period	–	–	–	–
Prior periods	–	(574)	(219)	(288)
Total paid	–	(574)	(219)	(288)
Net balance	32,402	32,166	39,497	39,215
Plus reinsurance recoverable	8,065	8,058	8,371	9,640
Balance at end of period	$ 40,467	$ 40,224	$ 47,868	$ 48,855

8. Loss and Loss Adjustment Expenses (continued)

During the period from January 1, 2003 through December 17, 2003, the overall decrease in case reserves was driven by a reduction in reserves previously established on several structured finance transactions of one particular issuer. Certain transactions related to the issuer were identified as potential problem credits in 2001 and 2000 and case reserves were established during those years. In 2002, there was further adverse development on such transactions and a determination was made by management that several other transactions related to that issuer also required case reserves.

9. Related Party Transactions

The Company had various agreements with subsidiaries of General Electric Company and GE Capital. These business transactions included certain payroll and office expenses, investment fees pertaining to the management of the Company's investment portfolio and telecommunication service charges. Approximately $1,600, $2,200 and $1,200 in expenses were incurred in the period from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001, respectively, related to such transactions and are reflected in the accompanying consolidated financial statements.

As part of the Transaction, the Company entered into a transitional services agreement with GE Capital to provide certain administrative and support services in exchange for certain scheduled fees during the 12 months following the date of the agreement. Investment management services continue to be provided by GE Capital. The Company plans to transfer investment management services by the end of the first quarter of 2004 to Blackrock Financial Management, Inc. and Wellington Management Company, LLP.

In connection with the Transaction, the Company entered into a capital lease agreement with a subsidiary of GE Capital. The lease agreement covers leasehold improvements made to the Company's headquarters as well as furniture and fixtures, computer hardware and software used by the Company (see Note 13).

9. Related Party Transactions (continued)

In connection with the Transaction, the Company entered into the $300,000 Soft Capital Facility with GE Capital as lender and administrative agent. The Soft Capital Facility, which replaced the capital support facility that the Company previously had with GE Capital, has an initial term of eight years. The commitment of GE Capital or any other lender which GE Capital may syndicate to under the Soft Capital Facility can be extended for one-year terms at the request of the Company and with the consent of such lender. During the term of the Soft Capital Facility, the Company may borrow thereunder if the cumulative losses (net of reinsurance and net of recoveries) it incurs with regard to its public finance insured portfolio exceed certain predetermined amounts, which amount initially is the greater of $500,000 and 3.6% of the Company's average annual debt service on its public finance insured portfolio and escalates each year during the term of the Soft Capital Facility. The amount that the Company may borrow at any given time cannot exceed the lesser of such excess cumulative loss and the unutilized commitments of the lender under the Soft Capital Facility. Any repayment of amounts drawn under the Soft Capital Facility is limited primarily to the amount of any recoveries of losses related to policy obligations in the covered public finance insured portfolio. No amounts are currently outstanding under this facility. The Soft Capital Facility replaced a prior agreement with GE Capital which was cancelled on the date of the Transaction. Under the terms of an agreement dated May 14, 1993 and renewed through December 17, 2003, GE Capital had agreed to purchase common shares up to an aggregate fair value of $300,000 in the event that a rating downgrade of the Company and its subsidiary, FGIC, are imminent. In exchange for this commitment, the Company paid an annual commitment fee of 0.60% of the then outstanding commitment at each quarter end.

As part of the Transaction, GE Capital and the Company entered into a reimbursement agreement, which covers losses incurred in excess of $5,000 related to several structured finance transactions of one particular issuer. The agreement is subject to a maximum of $25,000.

The Company also insured certain nonmunicipal issues with GE Capital involvement as sponsor of the insured securitization and/or servicer of the underlying assets. For some of these issues, GE Capital also provides first loss protection in the event of default. Gross premiums written on these issues amounted to $20 for the period from January 1, 2003 through December 18, 2003, $50 in 2002 and $100 in 2001. As of December 31, 2003, par outstanding on these deals before reinsurance was $35,000.

9. Related Party Transactions (continued)

The Company insures bond issues and securities in trusts that were sponsored by affiliates of GE (approximately 1% of gross premiums written) in 2003, 2002 and 2001.

As of December 31, 2003, receivable from related parties of $9,759 are due from GE Capital and its affiliates for prepaid taxes.

10. Compensation Plans

Officers and other key employees of the Company participate in the incentive compensation and deferred compensation plans. Expenses incurred by the Company under compensation plans and bonuses amounted to $3,996, $10,087, $3,800 and $2,700 for the period from December 18, 2003 through December 31, 2003, the period from January 1, 2003 through December 17, 2003 and the years ended December 31, 2002 and 2001, respectively and are reflected in the accompanying financial statements. The increase in 2003 is driven by transaction related costs which include retention bonuses and sign-on bonuses to new hires post-acquisition.

11. Dividends

Under New York insurance law, the Company may pay a dividend to FGIC Corporation only from earned surplus subject to the following limitations: (a) statutory surplus after such dividend may not be less than the minimum required paid-in capital, which was $72,500 in 2003 and 2002, and (b) dividends may not exceed the lesser of 10% of its surplus or 100% of adjusted net investment income, as defined by New York insurance law, for the twelve-month period ended on the preceding December 31, without the prior approval of the New York State Superintendent of Insurance. In connection with the Transaction, FGIC Corporation agreed that no dividends will be paid by the Company until December 18, 2005, without prior approval of the New York State Insurance Department.

During the period from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001, the Company declared and paid dividends to FGIC Corporation of $284,300, $100,000 and $200,000, respectively. The $284,300 and $200,000 in dividends declared in 2003 and 2001, respectively, were approved by the New York State Superintendent of Insurance as extraordinary dividends.

Notes to Financial Statements (continued)

(Dollars in Thousands)

12. Financial Instruments

(a) Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Fixed Maturity Securities: Fair values for fixed maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using quoted market prices for similar securities. Fair value disclosure for fixed maturity securities are included in the consolidated balance sheets and in note 5.

Short-Term Investments: Short-term investments are carried at cost, which approximates fair value.

Cash, Accrued Investment Income, Prepaid Expenses and Other Assets, Receivable from Related Parties, Ceded Reinsurance Balances Payable, Accounts Payable and Accrued Expenses and Payable for Securities Purchased: The carrying amounts of these items approximate their fair values.

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

| | Successor | | Predecessor | |
| | 2003 | | 2002 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash:				
On hand and in-demand accounts	$ 78,645	$ 78,645	$ 7,260	$ 7,260
Short-term investments	14,377	14,377	43,144	43,144
Fixed maturity securities	2,691,922	2,691,922	2,825,472	2,825,472

12. Financial Instruments (continued)

Financial Guaranties: The carrying value of the Company's financial guaranties is represented by the unearned premium reserve, net of deferred acquisition costs, loss and loss adjustment expense reserves and prepaid reinsurance premiums. Estimated fair values of these guaranties are based on an estimate of the balance that is necessary to bring the future returns for the Company's embedded book of business to a market return. The estimated fair values of such financial guaranties is $830,881 compared to a carrying value of $$824,595 as of December 31, 2003 and is $581,764 compared to a carrying value of $521,721 as of December 31, 2002.

As of December 31, 2003 and 2002, the net present value of future installment premiums was $111,200 and $100,200, respectively, discounted at 5% at December 31, 2003 and 2002.

(b) Concentrations of Credit Risk

The Company considers its role in providing insurance to be credit enhancement rather than credit substitution. The Company insures only those securities that, in its judgment, are of investment grade quality. The Company has established and maintains its own underwriting standards that are based on those aspects of credit that the Company deems important for the particular category of obligations considered for insurance. Credit criteria include economic and social trends, debt management, financial management and legal and administrative factors, the adequacy of anticipated cash flows, including the historical and expected performance of assets pledged for payment of securities under varying economic scenarios and underlying levels of protection such as insurance or over-collateralization.

In connection with underwriting new issues, the Company sometimes requires, as a condition to insuring an issue, that collateral be pledged or, in some instances, that a third-party guaranty be provided for a term of the obligation insured by a party of acceptable credit quality obligated to make payment prior to any payment by the Company. The types and extent of collateral pledged varies, but may include residential and commercial mortgages, corporate debt, government debt and consumer receivables.

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

12. Financial Instruments (continued)

As of December 31, 2003, the Company's total insured principal exposure to credit loss in the event of default by bond issues was $206,745,000, net of reinsurance of $27,359,000. The Company's insured portfolio as of December 31, 2003 was broadly diversified by geography and bond market sector with no single debt issuer representing more than 1% of the Company's principal exposure outstanding, net of reinsurance.

As of December 31, 2003, the composition of principal exposure by type of issue, net of reinsurance, was as follows:

	Successor Net Principal Outstanding
Municipal:	
General obligation	$ 103,236,000
Special revenue	85,696,000
Industrial revenue	397,000
Nonmunicipal	17,416,000
Total	$ 206,745,000

As of December 31, 2003, the composition of principal exposure ceded to reinsurers was as follows:

	Successor Ceded Principal Outstanding
Reinsurer:	
Ace Guaranty Inc.	$ 9,755,000
Radian Reinsurance Company	6,742,000
American Re-Insurance Company	2,876,000
RAM Reinsurance Company	2,443,000
Other	5,543,000
Total	$ 27,359,000

The Company did not have recoverables in excess of 3% of equity from any single reinsurer.

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

12. Financial Instruments (continued)

The Company's gross and net exposure outstanding, which includes principal and interest, was $392,200,000 and $343,400,000, respectively, as of December 31, 2003.

The Company is authorized to do business in 50 states, the District of Columbia, and in the United Kingdom. Principal exposure outstanding at December 31, 2003 by state, net of reinsurance, was as follows:

	Successor Net Principal Outstanding
California	$ 24,821,600
New York	18,630,900
Pennsylvania	15,992,600
Florida	14,975,600
Illinois	13,933,900
Texas	10,556,500
New Jersey	9,428,500
Michigan	7,834,900
Ohio	5,945,700
Washington	5,928,100
Subtotal	128,048,300
Other states	64,480,100
Mortgage and asset backed	14,047,800
International	168,600
Total	$ 206,744,800

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

13. Commitments

The Company leases office space under an operating lease agreement. Rent expense under the operating lease for the period from December 18, 2003 through December 31, 2003, from January 1, 2003 through December 17, 2003 and for the years ended December 31, 2002 and 2001 was $90, $3,210, $4,300 and $2,200, respectively.

Year:	Amount
2004	$ 1,910
2005	1,983
2006	2,085
2007	2,085
2008	1,216
Total minimum future rental payments	$ 9,279

In connection with the transaction, the Company entered into a capital lease with a related party, covering leasehold improvements and computer equipment to be used at its home office. At the lease termination date of June 30, 2009, the Company will own the leased equipment. Future payments associated with this lease are as follows:

Year ending December 31:	Successor Amount
2004	$1,750
2005	1,646
2006	1,570
2007	1,545
2008	1,390
Thereafter	265
Total	8,166
Less: interest	1,184
Present value of minimum lease payments	$6,982

Financial Guaranty Insurance Company

Notes to Financial Statements (continued)

(Dollars in Thousands)

14. Comprehensive Income

Accumulated other comprehensive income (loss) of the Company consists of net unrealized gains on investment securities and foreign currency transaction adjustments.

The components of other comprehensive income for the period from December 18, 2003 through December 31, 2003, period from January 1, 2003 through December 17, 2003 and the years ended December 31, 2002 and 2001 or as follows:

	Successor		
	Period from December 18, 2003 though December 31, 2003		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 3,168	$ (1,109)	$ 2,059
Less reclassification adjustment for gains realized in net income	–	–	–
Unrealized gains on investments	3,168	(1,109)	2,059
Foreign currency translation adjustment	–	–	–
Total other comprehensive income	$ 3,168	$ (1,109)	$ 2,059

	Predecessor		
	Period from January 1, 2003 through December 17, 2003		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 30,853	$(10,798)	$ 20,055
Less reclassification adjustment for gains realized in net income	(31,506)	11,027	(20,479)
Unrealized gains on investments	(653)	229	(424)
Foreign currency translation adjustment	6,565	(2,298)	4,267
Total other comprehensive income	$ 5,912	$ (2,069)	$ 3,843

Notes to Financial Statements (continued)

(Dollars in Thousands)

14. Comprehensive Income (continued)

	Predecessor		
	2002		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$171,797	$ (60,129)	$111,668
Less reclassification adjustment for gains realized in net income	(68,546)	23,991	(44,555)
Unrealized gains on investments	103,251	(36,138)	67,113
Foreign currency translation adjustment	(4,127)	1,445	(2,682)
Total other comprehensive income	$ 99,124	$ (34,693)	$ 64,431

	Predecessor		
	2001		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 20,213	$ (7,075)	$ 13,138
Less reclassification adjustment for gains realized in net income	(77,043)	26,965	(50,078)
Unrealized losses on investments	(56,830)	19,890	(36,940)
Foreign currency translation adjustment	(1,711)	599	(1,112)
Total other comprehensive loss	$ (58,541)	$ 20,489	$ (38,052)

FINANCIAL STATEMENTS

Financial Guaranty Insurance Company

June 30, 2004

Financial Guaranty Insurance Company

Financial Statements

June 30, 2004

Contents

Financial Guaranty Insurance Company

Balance Sheets

(Dollars in thousands, except per share amounts)

	Successor	
	June 30 2004	December 31 2003
	(Unaudited)	
Assets		
Fixed maturity securities, available for sale, at fair value (amortized cost of $2,758,154 in 2004 and $2,688,459 in 2003)	$ 2,686,439	$ 2,691,922
Short-term investments, at cost, which approximates fair value	94,171	14,377
Total investments	2,780,610	2,706,299
Cash	115,199	78,645
Accrued investment income	32,694	32,803
Receivable for securities sold	–	170
Reinsurance recoverable on losses	5,934	8,065
Other reinsurance receivables	–	5,295
Deferred policy acquisition costs	18,890	2,921
Receivable from related parties	90	9,759
Property and equipment, net of accumulated depreciation of $12 in 2004	102	–
Prepaid reinsurance premiums	118,298	123,768
Prepaid expenses and other assets	6,792	6,058
Current federal income taxes receivable	–	126
Deferred federal income taxes receivable	99	–
Total assets	$ 3,078,708	$ 2,973,909
Liabilities and stockholder's equity		
Liabilities:		
Unearned premiums	$ 988,352	$ 918,882
Losses and loss adjustment expenses	37,347	40,467
Ceded reinsurance payable	656	114
Accounts payable and accrued expenses	18,871	19,238
Obligations under capital lease	6,248	6,982
Payable for securities purchased	11,006	–
Current federal income taxes payable	7,758	–
Deferred federal income taxes payable	–	18,862
Total liabilities	1,070,238	1,004,545
Stockholder's equity:		
Common stock, par value $1,500 per share; 10,000 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	1,857,772	1,857,772
Accumulated other comprehensive (loss) income, net of tax	(45,533)	2,059
Retained earnings	181,231	94,533
Total stockholder's equity	2,008,470	1,969,364
Total liabilities and stockholder's equity	$ 3,078,708	$ 2,973,909

See accompanying notes to unaudited interim financial statements.

Financial Guaranty Insurance Company

Statements of Income
(Unaudited)

(Dollars in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Revenues:				
Gross premiums written	$ 106,457	$ 93,483	$ 162,851	$ 141,941
Ceded premiums written	(812)	3,962	(3,559)	4,025
Net premiums written	105,645	97,445	159,292	145,966
Increase in net unearned premiums	(52,494)	(55,043)	(74,939)	(69,638)
Net premiums earned	53,151	42,402	84,353	76,328
Net investment income	23,360	30,127	46,031	59,978
Net realized (losses) gains	(749)	404	778	30,382
Other income	240	57	557	57
Total revenues	76,002	72,990	131,719	166,745
Expenses:				
Losses and loss adjustment expenses	(1,070)	6,429	(406)	3,729
Underwriting expenses	21,435	16,109	35,802	30,672
Policy acquisition cost deferred	(8,630)	(8,827)	(16,311)	(14,804)
Amortization of deferred policy acquisition costs	184	4,325	342	8,602
Total expenses	11,919	18,036	19,427	28,199
Income before income taxes	64,083	54,954	112,292	138,546
Federal income tax expense	15,690	12,672	25,594	32,497
Net income	$ 48,393	$ 42,282	$ 86,698	$ 106,049

See accompanying notes to unaudited interim financial statements.

Financial Guaranty Insurance Company

Statements of Cash Flows
(Unaudited)

(Dollars in thousands)

	Successor	Predecessor
	Six months ended June 30	
	2004	**2003**
Operating activities		
Net income	$ 86,698	$ 106,049
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of deferred policy acquisition costs	342	8,602
Policy acquisition costs deferred	(16,311)	(14,804)
Depreciation of property and equipment	12	4
Amortization of fixed maturity securities	16,506	10,050
Net realized gains on investments	(778)	(30,382)
Provision for deferred income taxes	6,823	(1,218)
Change in accrued investment income, prepaid expenses and other assets	(625)	2,930
Change in receivable from related parties	9,669	–
Change in other reinsurance receivables	5,295	–
Change in reinsurance recoverable on losses	2,131	(1,107)
Change in prepaid reinsurance premiums	5,470	12,917
Change in current federal income tax receivable	126	–
Change in unearned premiums	69,470	56,721
Change in losses and loss adjustment expenses	(3,120)	4,309
Change in ceded reinsurance payable and accounts payable and accrued expenses	175	(4,696)
Change in current federal income taxes payable	7,758	(7,016)
Net cash provided by operating activities	189,641	142,359
Investing activities		
Sales and maturities of fixed maturity securities	161,637	798,879
Purchases of fixed maturity securities	(246,106)	(848,932)
Purchases, sales and maturities of short-term investments	(79,794)	(99,694)
Receivable for securities sold, net of payable for securities purchased	11,176	9,078
Net cash used in investing activities	(153,087)	(140,669)
Net increase in cash	36,554	1,690
Cash at beginning of period	78,645	7,260
Cash at end of period	$ 115,199	$ 8,950

See accompanying notes to unaudited interim financial statements.

Notes to Financial Statements
(Unaudited)

June 30, 2004
(Dollars in thousands)

1. Basis of Presentation

Financial Guaranty Insurance Company (the "Company") is a wholly-owned subsidiary of FGIC Corporation (the "Parent"). The Parent was a wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). The Company provides financial guaranty insurance for public finance and structured finance obligations. The Company began insuring public finance obligations in 1984 and structured finance obligations in 1988. The Company's financial strength is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), and "AAA" by Fitch Ratings, Inc. ("Fitch"). The Company is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and, through a branch, in the United Kingdom.

On December 18, 2003, an investor group consisting of The PMI Group, Inc. ("PMI"), affiliates of the Blackstone Group L.P. ("Blackstone"), affiliates of the Cypress Group L.L.C. ("Cypress") and affiliates of CIVC Partners L.P. ("CIVC"), collectively the "Investor Group", completed the acquisition (the "Transaction") of FGIC Corporation from a subsidiary of GE Capital in a transaction valued at approximately $2,200,000. At the closing of the Transaction, the Investor Group, acting through an affiliate, paid GE Capital a cash purchase price of approximately $1,600,000, which was funded by equity investments by the Investor Group and borrowings of approximately $227,300 under a bridge loan facility within an affiliate of Bank of America Corporation. The bridge loan originally was to mature on December 16, 2004; however, the bridge loan was repaid with the proceeds of the Senior Notes issued on January 12, 2004. In addition, FGIC Corporation paid GE Capital approximately $284,300 in pre-closing dividends and GE Capital retained 2,346 shares of Convertible Preferred Stock (the "Senior Preferred Shares") with an aggregate liquidation preference of $234,600 and approximately 5% of FGIC Corporation's common stock. PMI is the largest stockholder of FGIC Corporation, owning approximately 42% of its common stock at December 31, 2003. Blackstone, Cypress and CIVC own approximately 23%, 23% and 7% of FGIC Corporation's common stock, respectively, at December 31, 2003.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring

Notes to Financial Statements
(Unaudited) (continued)

(Dollars in thousands)

1. Basis of Presentation (continued)

accruals) considered necessary for fair presentation have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

These unaudited interim financial statements should be read in conjunction with the financial statements and related notes included in the 2003 audited financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

As a result of the Transaction effective on December 18, 2003, the basis of the assets and liabilities has changed, which necessitates the presentation of Predecessor Company and the Successor Company columns in the Balance Sheets, Statements of Income and Cash Flows.

2. Income Taxes

The Company's effective federal corporate tax rate (22.8% and 23.5% for the six months ended June 30, 2004 and 2003, and 24.5% and 23.1% for the three months ended June 30, 2004 and 2003, respectively) is less than the statutory corporate tax rate (35%) on income due to permanent differences between financial and taxable income, principally tax-exempt interest.

3. Reinsurance

Net premiums earned are shown net of ceded premiums earned of $9,029 and $8,900, respectively, for the six months ended June 30, 2004 and 2003, and $6,372 and $4,000 for the three months ended June 30, 2004 and 2003, respectively.

Notes to Financial Statements
(Unaudited) (continued)

(Dollars in thousands)

4. Comprehensive Income

Accumulated other comprehensive income (loss) of the Company consists of net unrealized gains on investment securities and foreign currency translation adjustments. The components of other comprehensive income (loss) for the six and three months ended June 30, 2004 and 2003 are as follows:

	Successor		
	Six months ended June 30, 2004		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$(74,105)	$25,937	$(48,168)
Less reclassification adjustment for losses realized in net income	(778)	272	(506)
Unrealized losses on investments	(74,883)	26,209	(48,674)
Foreign currency translation adjustment	1,665	(583)	1,082
Total other comprehensive loss	$(73,218)	$25,626	$(47,592)

	Successor		
	Three months ended June 30, 2004		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$(92,626)	$32,419	$(60,207)
Less reclassification adjustment for gains realized in net income	749	(262)	487
Unrealized losses on investments	(91,877)	32,157	(59,720)
Foreign currency translation adjustment	(849)	297	(552)
Total other comprehensive loss	$(92,726)	$ 32,454	$(60,272)

Financial Guaranty Insurance Company

Notes to Financial Statements
(Unaudited) (continued)

(Dollars in thousands)

4. Comprehensive Income (continued)

	Predecessor		
	Six months ended June 30, 2003		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 78,151	$ (27,363)	$ 50,798
Less reclassification adjustment for gains realized in net income	(30,382)	10,634	(19,748)
Unrealized gains on investments	47,769	(16,719)	31,050
Foreign currency translation adjustment	3,146	(1,101)	2,045
Total other comprehensive income	$ 50,915	$ (17,820)	$ 33,095

	Predecessor		
	Three months ended June 30, 2003		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 99,303	$ (34,756)	$ 64,547
Less reclassification adjustment for gains realized in net income	(408)	143	(265)
Unrealized gains on investments	98,895	(34,613)	64,282
Foreign currency translation adjustment	(219)	77	(142)
Total other comprehensive income	$ 98,676	$ (34,536)	$ 64,140

Notes to Financial Statements
(Unaudited) (continued)

(Dollars in thousands)

5. Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation No. 46, *Consolidation of Variable Interest Entities ("FIN 46"),* which the Company adopted on July 1, 2003. FIN 46's consolidation criteria are based upon analysis of risks and rewards, not control, and represent a significant and complex modification of previous accounting principles. FIN 46 represents an accounting change not a change in the underlying economics associated with the transactions, which may be affected by the Interpretation. FIN 46 clarifies the consolidation criteria for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. Variable interest entities that effectively disperse risks will not be consolidated. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a variable interest entity.

As a part of its structured finance business, the Company insures debt obligations or certificates issued by special purposes entities. At June 30, 2004, the Company had approximately $906,000 of gross principal outstanding related to insurance contracts issued to commercial paper conduits—variable interest entities under FIN 46—which the Company does not believe requires consolidation but which requires disclosure. With respect to the remainder of the structured finance transactions insured, the Company has evaluated the transactions, but does not believe any such transactions require consolidation or disclosure under FIN 46.

6. Subsequent Events

On July 19, 2004, FGIC closed on its new $300,000 "Soft Capital" facility of "Money Market Committed Preferred Custodial Trust Securities ("CPS Securities"). This replaces the existing $300,000 "Soft Capital" facility previously provided by GE Capital. The CPS securities are structured in six separate and newly organized Delaware trusts, each trust will issue $50,000 in CPS Securities on a rolling 28 day auction rate basis. Proceeds from these securities are invested in high grade, short term securities (the "Eligible Assets") and held in the respective trust. To draw down these funds, which are available completely at the Company's discretion, the Company would exercise a put option against each trust, whereby it issues in perpetual preferred shares in FGIC to the holders of the securities in exchange for the Eligible Assets.